

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Thomas A. Haubenstricker
Chief Financial Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

> **Re: Zale Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 3, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 19, 2012**
> **File No. 001-04129**

Dear Mr. Haubenstricker,

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed October 19, 2012

Compensation Discussion & Analysis, page 18

1. We note your disclosure on page 26 indicating that the named executive officers received bonuses as a result of the benefits received in refinancing the revolving Credit Agreement and Term Loan. With a view towards improving future disclosure, please tell us how these bonuses were structured to reflect the individual performance or contribution of each named executive officer. In doing so, please describe for us the specific contributions of each named executive officer. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director